 SC 13G/A 1 ef20035629_sc13ga.htm SC 13G/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Gores Holdings IX, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

38287A101
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38287A101	SCHEDULE 13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Walleye Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,036,331 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,036,331 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,036,331 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.19%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	See Note in Item 4.

CUSIP No. 38287A101	SCHEDULE 13G	Page 3 of 5 Pages
Item 1.	(a) Name of Issuer

Gores Holdings IX, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

6260 Lookout Rd.
Boulder, CO 80301

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship

Walleye Capital LLC, a Minnesota limited liability company (the “Reporting Person”)
315 Park Ave. South
New York, NY 10010

Item 2.	(d) Title of Class of Securities

Class A common stock, par value $0.0001 per share (“Common Stock”)

Item 2.	(e) CUSIP No.

38287A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Information with respect to the Reporting Person’s ownership of the Common Stock as of September 30, 2024, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

The percentage of the Common Stock beneficially owned by the Reporting Person reported herein is calculated based on a total of 6,029,977 shares of Common Stock outstanding as of May 15, 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024.

CUSIP No. 38287A101	SCHEDULE 13G	Page 4 of 5 Pages
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 38287A101	SCHEDULE 13G	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Walleye Capital LLC

	By:	/s/ Thomas L. Wynn IV
Thomas L. Wynn IV, Global Chief Compliance Officer